UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

OmniAmerican Bancorp, Inc.
(Name of Issuer)
Common Stock, par value $10.00 per share
(Title of Class of Securities)
68216R107
(CUSIP Number)
February 5, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68216R107

1	NAMES OF REPORTING PERSONS Clover Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		625,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		625,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	625,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA

CUSIP No.	68216R107

1	NAMES OF REPORTING PERSONS Clover Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		625,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		625,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	625,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	68216R107

1	NAMES OF REPORTING PERSONS Michael C. Mewhinney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		625,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		625,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	625,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	68216R107
SCHEDULE 13G/A
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Clover Partners, L.P., a Texas limited partnership and the general partner of MHC Mutual Conversion Fund, L.P. (the “Fund”) and the manger of a certain managed account (the “GP”); Clover Investments, L.L.C., a Texas limited liability company and the general partner of the GP (“Clover”) and Michael C. Mewhinney, the principal of Clover (collectively, the “Reporting Persons”), relating to common stock, par value $10.00 per share (the “Common Stock”) of OmniAmerican Bancorp, Inc. (the “Issuer”), purchased by the GP on behalf of a certain managed account and the Fund.

Item 1(a)	Name of Issuer.

OmniAmerican Bancorp, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1320 S. UNIVERSITY DRIVE
SUITE 900
FORT WORTH TX 76107

Item 2(a)	Name of Person Filing.

Clover Partners, L.P.
Clover Investments, L.L.C.
Michael C. Mewhinney

Item 2(b)	Address of Principal Business Office.

2100 McKinney Ave, Ste 1500
Dallas, TX 75201

Item 2(c)	Place of Organization.

Texas

Item 2(d)	Title of Class of Securities.

common stock, par value $10.00 per share (the “Common Stock”)

Item 2(e)	CUSIP Number.

68216R107

CUSIP No.	68216R107

Item 3	Reporting Person.

The persons filing are not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)	amount beneficially owned:
(i)	The Reporting Persons may each be deemed the beneficial owner of 625,000 shares of Common Stock.
(b)	percent of class:
(i)
The Reporting Persons are the beneficial owner of 5.5% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares of Common Stock beneficially held by 11,902,500, the number of shares of Common Stock issued and outstanding as of January 15, 2010 according to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 22, 2010.

(c)	Number of shares as to which the person has:
(i)	Each Reporting Person may direct the vote and disposition of 625,000 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

CUSIP No.	68216R107

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 9, 2010 among Clover Partners, L.P., Clover Investments, L.L.C. and Michael C. Mewhinney.

CUSIP No.	68216R107
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 9, 2010

Clover Partners, L.P.
By:	Clover Investments, L.L.C., general partner

By:	/s/ Michael Mewhinney
	Name:	Michael Mewhinney
	Title:	Manager

Clover Investments, L.L.C.
By:	/s/ Michael Mewhinney
	Name:	Michael Mewhinney
	Title:	Manager

/s/ Michael C. Mewhinney
Michael C. Mewhinney